BRADFORD RODGERS

Senior Vice President – Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

December 12, 2022

Via EDGAR and E-mail

Mr. Keith Carpenter

Senior Special Counsel

Disclosure Review Office No. 2

SEC Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Initial Registration Statement on Form N-4
File Nos. 333-267354 & 811-08108

Mr. Carpenter:

On behalf of Protective Life Insurance Company (the “Company”) and on behalf of Protective Variable Annuity Separate Account (the “Account”), we are transmitting via EDGAR this letter as correspondence to the above-referenced initial Form N-4 Registration Statement (the “Registration Statement”) for the Protective Dimensions V Variable Annuity Contracts (the “Contracts”) filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on September 9, 2022.

This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Commission on the Registration Statement in a phone call with inside and outside counsel for the Company on December 9, 2022. Along with this letter, we have included marked prospectus pages reflecting the disclosure revisions made in response to Staff comments. The Company notes that identical revisions have been made to disclosure in the Rate Sheet Prospectus Supplement and initial summary prospectus, as applicable. The revised disclosure will be included in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) that will be filed with the Commission once all outstanding Commission Staff comments have been resolved.

2801 US-280 • Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

Mr. Carpenter

December 12, 2022

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

1.              Key Information Table. Charges for Early Withdrawals (p. 6) – Please only disclose the maximum surrender charge at the most expensive asset level (i.e., 7%). You may briefly disclose that the fee may decrease when the amount of purchase payments increases. Please also use the maximum surrender charge of 7% when calculating the charge on a $100,000 basis.

Although we acknowledge that, because the surrender charge is based on the cumulative purchase payments, the actual surrender charge applicable to a $100,000 investment under the Contract is less than the maximum surrender charge of 7%, the purpose of including an example of the maximum surrender charge on a $100,000 basis is to provide consistent and comparable disclosure across products while allowing investors to apply a simple mathematical formula to their individual circumstances. However, you may briefly explain that, as a result of the cumulative purchase payment breakpoints, a lower surrender charge amount may apply.

Response: The Company has complied with the comment from the Staff and removed disclosure related to the 5% surrender charge applicable on Contracts with total cumulative purchase payments of at least $100,000 but less than $250,000. The Company has also revised the example to apply the maximum surrender charge of 7% on a $100,000 basis. Clarifying disclosure has been added to indicate the surrender change percentage declines as the cumulative Purchase Payments under the Contract increase and, therefore, a lower surrender charge percentage would apply and a lower surrender charge assessed.

2.              Key Information Table. Transaction Charges & Ongoing Fees and Expenses (p. 6) – Please treat the premium-based charge as an Ongoing Fee and Expense. It should be reflected in base contract fees and in the Lowest and Highest Annual Cost Table.

Response:  The Company will comply with the comment from the Staff and include the premium based charge in the calculation of the base contract fee and the Lowest and Highest Annual Cost in the Amendment. The Company has made corresponding revisions to footnote one of the Ongoing Fees and Expenses table to identify the premium based charge as a component of the base contract fee and to note that this charge applies only during the first seven years after each Purchase Payment is made.

3.              Fee Table. Annual Contract Expenses (p. 12) - Please reflect the premium based charge as an annual contract expense.

Response:  The Company has complied with the comment from the Staff and included the premium based charge as a line item in the Annual Contract Expenses table.

*  *  *  *  *

Mr. Carpenter

December 12, 2022

The Company believes that it has responded fully to all Staff comments and respectfully requests that the Staff review these materials as soon as possible.

If you have any questions regarding this letter or the revised disclosures the Company has provided with this correspondence filing, please contact me at 205-268-1113, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford Rodgers

Bradford Rodgers
SVP, Senior Counsel

cc:	Mr. Michael Kosoff
Ms. Lindsay Thorpe
Mr. Thomas Bisset
Mr. Timothy Graves